SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SIGA Technologies, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

826917106
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 12 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 826917106	13G/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Jet Capital Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,027,599
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,027,599
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,027,599
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.44%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 826917106	13G/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Jet Capital SRM Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 231,055
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 231,055
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 231,055
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.43%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 826917106	13G/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Jet Capital Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,929,150
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,929,150
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,929,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.11%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 826917106	13G/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Jet Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,258,654
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,258,654
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,258,654
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.87%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 826917106	13G/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Alan S. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,929,150
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,929,150
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,929,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.11%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 826917106	13G/A	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Matthew Mark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,929,150
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,929,150
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,929,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.11%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 826917106	13G/A	Page 8 of 12 Pages

Item 1(a).	NAME OF ISSUER
SIGA TECHNOLOGIES, INC.

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
660 Madison Avenue, Suite 1700, New York, NY 10065.

Item 2(a).	NAME OF PERSON FILING

(i) Jet Capital Master Fund LP (the "Master Fund"), a Cayman Islands limited partnership, with respect to shares of Common Stock (as defined in Section 2(d)) directly held by it.

(ii) Jet Capital SRM Master Fund LP (the "SRM Master Fund" and together with the Master Fund, the "Master Funds"), a Delaware limited partnership, with respect to shares of Common Stock directly held by it.

(iii) Jet Capital Investors, L.P. (the "Investment Manager"), a Delaware limited partnership, which serves as investment manager to the Master Funds and certain discretionary accounts (the "Discretionary Accounts", and together with the Master Funds, the "Funds") with respect to shares of Common Stock directly held by the Funds.

(iv) Jet Capital Management, L.L.C. (the "General Partner"), a Delaware limited liability company, which serves as the general partner of each of the Master Funds, with respect to shares of Common Stock directly held by the Master Funds.

(v) Alan S. Cooper ("Mr. Cooper"), who, together with Mr. Mark, is responsible for the supervision and conduct of all investment activities of the Investment Manager, including, without limitation, for all investment decisions with respect to the assets of the Funds, with respect to shares of Common Stock directly held by the Funds.

(vi) Matthew Mark ("Mr. Mark"), who, together with Mr. Cooper, is responsible for the supervision and conduct of all investment activities of the Investment Manager, including, without limitation, for all investment decisions with respect to the assets of the Funds, with respect to shares of Common Stock directly held by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13G of the Act, the beneficial owner of the Common Stock reported herein.

CUSIP No. 826917106	13G/A	Page 9 of 12 Pages

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of each of the Reporting Persons is 540 Madison Avenue, 17th Floor, New York, New York 10022.

Item 2(c).	CITIZENSHIP
The Master Fund is a Cayman Islands limited partnership. The SRM Master Fund is a Delaware limited partnership. The Investment Manager is a Delaware limited partnership. The General Partner is a Delaware limited liability company. Messrs. Cooper and Mark are citizens of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, $.0001 par value (the "Common Stock")

Item 2(e).	CUSIP NUMBER
826917106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________________

CUSIP No. 826917106	13G/A	Page 10 of 12 Pages

Item 4.	OWNERSHIP

The information required by Items 4(a)-(c) is set forth in rows 5-11 for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentage in this Schedule 13G/A are calculated based upon 54,114,296 shares of Common Stock outstanding as of October 27, 2014, as reflected in SIGA Technologies, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 filed with the Securities and Exchange Commission on October 27, 2015.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 826917106	13G/A	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 12, 2016

Jet Capital MASTER FUND, LP
By: Jet Capital Management, L.L.C.

By: /s/ Matthew Mark
By: Matthew Mark
Title: Managing Member

Jet CapitalSRM MASTER FUND, LP.
BY: Jet Capital Management, L.L.C.

By: /s/ Matthew Mark
Name: Matthew Mark
Title: Managing Member

JET CAPITAL INVESTORS, L.P.
BY: Jet Capital G.P. L.L.C.

By: /s/ Matthew Mark
Name: Matthew Mark
Title: Managing Member

JET CAPITAL MANAGEMENT, L.L.C.

By: /s/ Matthew Mark
Name: Matthew Mark
Title: Managing Member

/s/ Alan S. Cooper
Alan s. Cooper, individually

/s/ Matthew Mark
Matthew mark, individually

CUSIP No. 826917106	13G/A	Page 12 of 12 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 12, 2016

Jet Capital MASTER FUND, LP
By: Jet Capital Management, L.L.C.

By: /s/ Matthew Mark
By: Matthew Mark
Title: Managing Member

Jet CapitalSRM MASTER FUND, LP.
BY: Jet Capital Management, L.L.C.

By: /s/ Matthew Mark
Name: Matthew Mark
Title: Managing Member

JET CAPITAL INVESTORS, L.P.
BY: Jet Capital G.P. L.L.C.

By: /s/ Matthew Mark
Name: Matthew Mark
Title: Managing Member

JET CAPITAL MANAGEMENT, L.L.C.

By: /s/ Matthew Mark
Name: Matthew Mark
Title: Managing Member

/s/ Alan S. Cooper
Alan s. Cooper, individually

/s/ Matthew Mark
Matthew mark, individually